SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                      For the Year Ended December 31, 2000


                          Commission File Number 1-4582


                              THE PBSJ CORPORATION
       THE PBSJ EMPLOYEE PROFIT SHARING AND STOCK OWNERSHIP PLAN AND TRUST

THE PBSJ EMPLOYEE PROFIT SHARING AND
STOCK OWNERSHIP PLAN AND TRUST

Partners for Profit

The Plan was established to reward employees who helped to create Company profits for their long and loyal service to PBS&J. The Company recognizes the contributions made to its successful operation by its employees; consequently, the Company has been sharing profits with its employees since the Plan was started 37 years ago. Every employee's job and performance can help create and build the Company's profit which in turn benefits each employee. Company profit builds a stronger PBS&J, with even better job opportunities for our future. A large part of our Company profit is invested right back into PBS&J to do many things such as buy new equipment, increase working capital and make other improvements that help your Company grow. The Plan's primary goal is to encourage employees to become stronger "Partners for Profit" through the opportunity to share in what they help to build. That's why the Plan includes an Employee Stock Ownership feature (ESOP) so that all plan participants can enjoy the benefits of stock ownership.

Savings for the Future

The Company also recognizes that its employees' financial health translates into corporate financial strength. In order to provide an incentive for saving funds for retirement and/or financial protection, the Company matches a percent of each participant's deferred compensation plus additional discretionary (profit sharing) contributions it makes to the Plan, The Plan is a qualified defined contribution Plan (401k Plan); consequently, all employee contributions and subsequent Plan earnings are exempt from income tax until withdrawn. Participants can contribute up to 19% of their eligible compensation with a maximum annual limitation of $10,500 in the year 2001. The tax-deferred advantages of the Plan enable participants to build savings at a faster rate than with after-tax savings, The Plan also accepts "roll-overs" from other qualified plans. The combination of Plan earnings, required employee contributions, and the Company's matching and discretionary contributions, and the compounding effect each has on the other, is what will enable our employees to save for the future, provide financial protection and create future retirement security.

Diversification of Investments

The Company is also aware of the diversity of its employees' personal needs regarding the various opportunities which exist in today's financial arena. Consequently, the Plan offers participants the ability to match their own levels of comfort (risk vs. return) with certain types of investment options. Participants can direct a portion of their account into different funds through STI Capital Management, N.A. During 2000, the Plan offered a choice of twenty-three different mutual funds from seven different fund families: STI Classic Funds Putnam Mutual Funds, The AIM Family of funds, Fidelity Advisor Funds, Franklin Templeton Funds, Janus Adviser Series of funds, and The Vanguard Group of Funds. Since each fund has its own distinct investment objective, policies and strategies, there is a variety of choices from which participants can select to match their personal financial goals. For those participants who don't elect to self-direct, their accounts remain in the General Trust Fund pool of assets managed by the Plan's Trustees.

Loans to Participants

The Plan grants loans to requesting Participants not to exceed 50% of their vested interest. Interest on Plan loans is calculated daily at a rate of 1% over the commercial prime rate. Loans are subject to repayment within five years with the exception of loans used for home acquisition which may be extended to ten years.

PERFORMANCE RESULTS FOR PERIOD ENDING
DECEMBER 31, 2000

           Fund Name                                             Percentage

           PBS&J Company Stock                                      37.1%
           Trustee Directed Investments (GTF)                      -14.8%
           AIM Constellation Fund (Class A)                        -10.4%
           AIM Balanced (Class A)                                   -4.2%
           Fidelity Advisor Equity Growth Fund (Class T)           -11.5%
           Franklin Small Cap Growth Fund (Class A)                 -9.8%
           Janus Adviser Worldwide Growth Fund                     -14.7%
           Janus Adviser Growth Fund                               -13.1%
           Putnam International Growth Fund (Class A)               -9.0%
           Putnam New Opportunities Fund (Class A)                 -26.1%
           Putnam Investors Fund (Class A)                         -18.5%
           Putnam for Growth & Income (Class A)                      7.9%
           George Putnam of Boston (Class A)                         9.3%
           STI Classic International Equity Index Fund (T)         -17.1%
           STI Classic International Equity Fund (T)                -3.5%
           STI Classic Small Cap Growth Stock Fund (T)              11.8%
           STI Classic Small Cap Value Equity Fund (T)              18.0%
           STI Classic Mid-Cap Equity Fund (T)                      -2.9%
           STI Classic Capital Appreciation Fund (T)                 1.6%
           STI Classic Value Income Stock Fund (T)                  10.9%
           STI Classic Balanced Fund (T)                             4.8%
           STI Classic Investment Grade Bond (T)                     6.6%
           Sun Trust Employee Benefit Stable Asset Fund              6.5%
           STI Classic Prime Quality Money Market Fund               6.1%
           Vanguard 500 Index                                       -9.1%

           COMPARATIVE INDICES:
           S & P 500 Stock Index (w/divs)                           -9.1%
           Dow Jones (w/divs)                                       -4.9%
           NASDAQ Composite                                        -39.3%

Source:  Morningstar and STI Capital Management N.A.
Investment results reflect past performance and are not Indicative of future performance.
Performance results listed above are net of fees, except those of the SunTrust Employee Benefit Stable Asset Fund.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

[GRAPHIC OMITTED]

To the Trustees of
The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

March 23, 2001

THE PBSJ EMPLOYEE PROFIT SHARING AND
STOCK OWNERSHIP PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits December 31, 2000 and 1999

Assets

                                                       2000              1999
Trustee-Directed Investments (Note 6)            35,073,197        36,403,633
Participant-Directed Investments                 73,848,749        63,642,827
                                              -------------     -------------
                                              $ 108,921,946     $ 100,046,460
                                              =============     =============


Liabilities and Net Assets Available For Plan Benefits

Liabilities                                         $ 6,291         $  80,175
Net assets available for Plan benefits          108,915,655        99,966,285
                                              -------------     -------------
                                              $ 108,921,946     $ 100,046,460
                                              =============     =============

See accompanying notes

The PBSJ Employee Profit Sharing and
Stock Ownership Plan And Trust

Statements of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000

Additions

     Employee contributions                                                        $8,028,360
     Employer contributions                                                         3,000,000
     Net appreciation in fair value of PBS&J common stocks                         14,331,892
     Interest and dividend income                                                   1,748,469
     Rental income                                                                     85,014
     Increase in cash surrender value of life insurance                                36,810
                                                                                -------------
           Total Additions                                                         27,230,545
                                                                                -------------
Deductions

     Benefit payments                                                              10,338,131
     Net depreciation in fair value of mutual funds                                 7,844,602
     Net depreciation in fair value of real estate                                     34,200
     Insurance premiums, net of dividends                                              17,905
     General and administrative expenses                                               46,337
                                                                                -------------
           Total Deductions                                                        18,281,175
                                                                                -------------
           Net Increase                                                             8,949,370

     NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR                   99,966,285

     NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR                      $ 108,915,655

Notes to Financial Statements

1.  Plan Description

The following description of The PBSJ Employee Profit Sharing and Stock Ownership Plan & Trust (the "Plan") is provided for general informational purposes only. More complete information is contained in the Plan document which is available to all participants upon request.

A.  General

The Plan (originally created in 1963) is a qualified plan under Section 401(k) of the Internal Revenue Code and is classified as a defined contribution plan (profit sharing plan). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The primary purpose of the Plan is to provide employees of The PBSJ Corporation and substantially all of its subsidiaries (the "Employer/Company"), with financial benefits upon retirement. In addition, the Plan provides a vehicle for regular savings, profit-sharing, dollar-averaging and diversification of investments. All employees are eligible to participate in the Plan on their date of hire.

B.  Contributions

Participants must contribute annually a minimum of 2% of eligible compensation, as defined in the Plan, not to exceed the lesser of 19% of eligible compensation or $10,500. Participants may also contribute amounts representing distributions from other qualified retirement plans. The Employer's matching contribution is equal to 50% of the first 6% contributed by each participant. Discretionary amounts can be contributed by the Employer in Company stock or cash. The Employer made cash discretionary contributions in 2000 and 1999.

C.  Participant Accounts and Forfeitures

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) a pro rata portion of Plan income and expense. Allocations are based on participants' account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures of the non-vested portion of the participants' accounts related to the Company's contribution are allocated to the remaining participants based on their respective ownership interests in the Plan. Forfeitures allocated to the remaining participants amounted to approximately $355,000 for the year ended December 31, 2000.

D.  Vesting

Participants are immediately vested 100% in their contributions, plus actual earnings thereon. Vesting in the Employer's matching and discretionary (profit sharing) contribution portion of their account, plus actual earnings thereon, is based on years of service. Vesting occurs at the rate of 10% per year during the first four years of service; then at 20% per year for the next three years. A participant is 100% vested after seven years of credited service.

E.  Benefits

On termination of service, a participant is eligible to receive an amount equal to the value of their vested interest as either a lump-sum distribution or a direct roll-over payment to another qualified retirement plan and/or a traditional individual retirement arrangement (IRA) rollover account.

F.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the Internal Revenue Code. In the event of Plan termination, all participants will become 100 percent vested in their accounts.

2.  Summary of Significant Accounting Policies

A.  Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

B.  Investment Value and Income Recognition

Investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The investment in The PBSJ Corporation common stock is valued based on an Independent Fair Market Value appraisal at September 30, 2000, as prepared in accordance with the Corporation's By-Laws. Real estate is carried at its fair value as determined by annual independent appraisals. Mortgage notes and participants' loans receivable are carried at outstanding principal amount plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for Plan benefits, the net appreciation/depreciation in the fair value of its investments which consists of the realized gain or losses and the unrealized appreciation/ depreciation on those investments.

The Plan provides for various investment options in any combination of mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

C.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to utilize estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets during the reporting period. In the determination of all significant estimates related to the Plan's assets, management places reliance on independent quotations and third party appraisals. Actual results could differ from those estimates.

D.  Tax Status

On August 20, 1996, the Company received from the Internal Revenue Service a favorable letter of determination with respect to the 1994 restatement of the Plan Document, resulting in a continuation of its tax exempt status in accordance with the applicable requirements of the Internal Revenue Code (IRC).

E.  Participants' Loans Receivable

Participant loans are granted up to 50% of a participant's vested account balance. This maximum may be lowered at the discretion of the Trustees. The loans are collateralized by the balance in the participant's account and interest is calculated daily at a rate of 1% over the commercial prime rate (9.5% and 8.5% as of December 31, 2000 and December 31,1999, respectively). Participant loans are subject to repayment within five years with the exception of loans used to acquire a personal residence. Such loans may extend to a term of not more than ten years. Principal and interest is paid ratably through semi-monthly payroll deductions.

F.  Payment of Benefits

Benefits are recorded when paid.

G.  Administrative Expenses

The Company may charge the Plan for administrative expenses incurred on behalf of the Plan. A portion of the cost of administration was paid by the Plan during 2000 and 1999.

3.  Stocks and Mutual Funds

Investments making up more than 5% of net assets available for Plan Benefits are as follows:

                                                      Fair Value
                                             2000                      1999
The PBSJ Corporation Common Stock       $ 51,219,212              $ 38,292,851
STI Capital Management, N.A.
  Capital appreciation                             *                13,699,996
  Value income                                     *                 8,968,902
The Vanguard Group
  500 Index                                9,527,386                 6,548,089
Putnam Investment Management, Inc.
  Investors                                6,788,326                 5,420,159
  New Opportunities                        5,994,738                         *

During 2000, departing participants elected to sell 30,315 and 24,190 Company shares (PBSJ Corp. stock) at $39.10 and $53.60 per share, respectively. During 1999, departing participants elected to sell 11,001 and 81,494 Company shares at $34.10 and $39.10 per share, respectively.

*Investments do not represent 5% or more of net assets available for Plan benefits at December 31, 2000 or December 31, 1999.

4.  Mortgage Note Receivable

Mortgage note receivable consists of the following:

                                                                        2000         1999

SES Group - Granada Associates, Ltd. (a Florida Limited
Partnership), mortgage bond collateralized by property
(subordinated to first mortgage financing), the note
includes 14% interest of which 10% is due bimonthly and 4%
is deferred until December 31, 2001 or upon refinancing/sale of underlying property, principal payment of $3,000 due
bimonthly and a balloon payment of $534,000 is due at
December 31, 2001.                                                   $ 554,000    $ 572,000
                                                                     =========    =========

5.  Real Estate

Real estate is summarized as follows:

                                                              Appraised Value                     Cost
                                                       2000                  1999
Jack-in-the-Box investment                          $ 415,800             $ 450,000            $ 210,000
Fort Myers parking lot                                145,800               145,800               55,613
                                                    ---------             ---------            ---------
                                                    $ 561,600             $ 595,800            $ 265,613
                                                    =========             =========            =========

Jack-in-the-Box Investment

The Plan owns land and a building located in Alvin, Texas. The building is currently under a five year net lease to Ralston Purina Company which expires January 31, 2004. Foodmaker, a subsidiary of Ralston Purina Company, operates a fast-food restaurant on the premises. Annual lease payments total $14,850 plus additional percentage rentals should gross sales exceed a certain amount. During 2000, the Plan received additional percentage rentals of $50,764.

Fort Myers Parking Lot

The Plan owns a one-acre lot in Fort Myers, Florida and is currently leasing approximately 50% of the total space to the Company under a lease which is automatically renewed annually subject to a sixty-day cancellation clause. Lease payments are $1,617 per month. Rental income was $19,400 during 2000.

6. TRUSTEE-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                        December 31,
                                                                 2000                       1999
Trustee-Directed Investments:
     Common stock (PBSJ Corp.)                               $ 9,324,059               $ 5,600,129
     Mutual funds                                             15,997,264                25,581,192
     Participants' loans receivable                            3,511,007                 3,844,594
     Real Estate at appraised value                              561,600                   595,800
     Mortgage note receivable                                    554,000                   572,000
     Cash (interest bearing investment)                        5,003,775                    32,755
     Other receivables                                           121,492                   177,163
                                                          --------------              ------------

         Total Trustee-Directed Investments                 $ 35,073,197              $ 36,403,633
                                                          ==============              ============

                                                                          December 31, 2000
Changes in net assets attributable to Trustee-Directed Investments
     Employee contributions                                                    $ 3,843,295
     Employer contributions                                                      3,000,000
     Net appreciation in fair value of PBS&J common stocks                       2,647,560
     Interest and dividend income                                                1,737,763
     Rental income                                                                  85,014
     Net depreciation in fair value of mutual funds                            (5,321,511)
     Net depreciation in fair value of real estate                                (34,200)
     Benefits paid to participants                                             (5,510,701)
     General and administrative expenses                                          (46,337)
     Transfers to participant-directed accounts                                (1,731,319)
                                                                         -----------------

         Total Changes in Trustee-Directed Investments                       ($ 1,330,436)
                                                                         =================


7. INACTIVE PARTICIPANTS

Vested benefits of participants who had terminated plan participation as of December 31, 2000, who had not yet been paid these benefits as of the end of the Plan year amounted to $ 9,490,602.

THE PBSJ EMPLOYEE PROFIT SHARING AND
STOCK OWNERSHIP PLAN AND TRUST

Form 5500-Schedule of Assets Held for Investment Purposes at December 31, 2000

Identity of Issuer             Description of Investment Including Maturity Date
                               Rate of Interest, Collateral, Par or Maturity Value  Cost             Current Value
Trustee Directed
COMMON STOCK:
The PBSJ Corporation*
   ESOP Stock                    173,956.3246 Shares                             $ 5,071,101        $ 9,324,059
                                                                                 -----------        -----------

MUTUAL FUNDS
The AIM Funds Group
   Constellation Fund            Various Shares/Units                              1,724,967          1,101,644

Putnam Investment Management, Inc.
   New Opportunities Fund        Various Shares/Units                              5,199,112          3,190,202
   Investors Fund                Various Shares/Units                              5,123,490          4,428,329
   International Growth Fund     Various Shares/Units                              2,834,819          2,269,414

The Vanguard Group
   500 Index Fund                Various Shares/Units                              4,260,943          3,769,883

The Janus Group
   Janus Fund                    Various Shares/Units                              1,745,002          1,237,792
                                                                                 -----------        -----------
      Total Mutual Funds                                                          20,888,333         15,997,264
                                                                                 -----------        -----------

      Total Marketable Securities                                                 25,959,434         25,321,323
                                                                                 -----------        -----------

Participants' loans receivable   Participants, various amounts and maturities,
                                 1% over commercial prime rate (9.5% as of
                                 12-31-00)                                         3,511,007          3,511,007
                                                                                 -----------        -----------

Real estate
   Jack-in-the-Box Investment,   Building under lease; monthly lease
   Alvin, Texas                  payment of $1,238                                 $ 210,000          $ 415,800

   Land - Fort Myers, Florida*   One acre of which 50% is leased as a
                                 parking lot at $1,617 per month                      55,613            145,800
                                                                                 -----------        -----------

      Total Real Estate                                                              265,613            561,600
                                                                                 -----------        -----------

Mortgage Note Receivable
   SES Goup - Granada Associates, Ltd. Interest at 14% due in bi-monthly
   (a Florida Limited Partnership)    installments, with payment of principal
                                      plus a pro rata share of appreciated value
                                      upon sale of the property, collateralized
                                      by real property, and matures on 12-31-01      554,000            554,000
                                                                                 -----------        -----------

Interest-bearing cash accounts
   SunTrust                      Corporate Cash Management Account                 5,003,775          5,003,775
                                                                                 -----------        -----------
      Total Investment Assets                                                     35,293,829         34,951,705
                                                                                 -----------        -----------

Other receivables                                                                    121,492            121,492
                                                                                 -----------        -----------
Total Trustee-Directed
Investment Assets                                                                 35,415,321         35,073,197
                                                                                 -----------        -----------

*Party-in-Interest

THE PBSJ EMPLOYEE PROFIT SHARING AND
STOCK OWNERSHIP PLAN AND TRUST

Form 5500-Schedule of Assets Held for Investment Purposes at December 31, 2000 (continued)

Identity of Issuer                      Description of Investment Including Maturity Date
                                        Rate of Interest, Collateral, Par of Maturity Value         Current Value
Participant-Directed
COMMON STOCK:
The PBSJ Corporation*
   Employee-directed                                 781,626 Shares                                  $41,895,153
                                                                                                     -----------

MUTUAL FUNDS:
STI Capital Management, N.A.
   International Equity Trust Fund                   Various Shares/Units                                113,849
   International Equity Index Trust Fund             Various Shares/Units                                211,103
   Small Cap Growth Stock Trust Fund                 Various Shares/Units                                581,348
   Small Cap Value Equity Trust Fund                 Various Shares/Units                                350,018
   MidCap Equity Trust Fund                          Various Shares/Units                                497,356
   Capital Appreciation Trust Fund                   Various Shares/Units                              2,067,797
   Value Income Trust Fund                           Various Shares/Units                              1,279,059
   Balanced Trust Fund                               Various Shares/Units                                490,825
   Inv. Grade Bond Trust Fund                        Various Shares/Units                                377,574
   Stable Asset Trust Fund                           Various Shares/Units                                645,060
   Prime Quality Trust Fund                          Various Shares/Units                                892,172

The AIM Funds Group
   Constellation Fund                                Various Shares/Units                                912,085
   Balanced Fund                                     Various Shares/Units                                475,851

Putnam Investment Management Inc.
   International Growth Fund                         Various Shares/Units                              1,777,095
   New Opportunities Fund                            Various Shares/Units                              2,804,536
   Investors Fund                                    Various Shares/Units                              2,359,997
   Fund for Growth and Income                        Various Shares/Units                                597,573
   George Putnam Fund of Boston                      Various Shares/Units                                191,187

The Vanguard Group
   500 Index Fund                                    Various Shares/Units                              5,757,503

American Funds Group
   Bond Fund of America                              Various Shares/Units                                887,908
   Cash Management Trust of America                  Various Shares/Units                                790,568
   Europacific Growth Fund                           Various Shares/Units                              1,526,398
   Investment Company of America                     Various Shares/Units                              4,076,423
   Small Cap World Fund                              Various Shares/Units                              1,270,599
   Growth Fund of America                            Various Shares/Units                                 27,358
   New Perspective Fund                              Various Shares/Units                                  8,442

Franklin Templeton Funds
   Small Cap Growth Fund                             Various Shares/Units                                291,314

The Janus Adviser Group
   Growth Fund                                       Various Shares/Units                                 24,323
   Worldwide Fund                                    Various Shares/Units                                166,432

The Fidelity Adviser Group
   Equity Growth Fund                                Various Shares/Units                                 64,455
                                                                                                     -----------
       Total Mutual Funds                                                                             31,516,208
                                                                                                     -----------
       Total Marketable Securities                                                                    73,411,361
                                                                                                     -----------

*Party-in-Interest

THE PBSJ EMPLOYEE PROFIT SHARING AND
STOCK OWNERSHIP PLAN AND TRUST

Form 5500-Schedule of Assets Held for Investment Purposes at December 31, 2000 (continued)

   Identity of Issuer                   Description of Investment Including Maturity Date
                                        Rate of Interest, Collateral, Par or Maturity Value          Current Value
Annuities
   The National Western Life Insurance Co.           Participants, numerous annuities                      49,122
   The Principal Financial Group                     Participants, numerous annuities                      62,372
                                                                                                   --------------

       Total Cash Surrender Value of Annuities                                                            111,494
                                                                                                    -------------

Cash surrender value of life insurance
   Anchor National Life Insurance Co.                Participants, numerous insurance policies              6,807
   The Pacific Life Ins, Co.                         Participants, numerous insurance policies            319,087
                                                                                                    -------------

     Total Cash Surrender Value of Life Insurance                                                         325,894
                                                                                                    -------------

     Total Participant-Directed Investment Assets                                                      73,848,749
                                                                                                       ----------


             TOTAL ASSETS                                                                           $ 108,921,946

THE PBSJ EMPLOYEE PROFIT SHARING AND
STOCK OWNERSHIP PLAN AND TRUST

Form 5500-Schedule of Reportable Transactions* for Year Ended December 31, 2000

Identity of           Description of               Purchase    Selling       Cost of      Value of    Net Gain
Party                 Assets                       Price       Price         Asset        Asset       (or Loss)
SunTrust STI Classic  Capital Appreciation Fund       $12,999   $11,363,251  $10,868,707       $____       $494,544
SunTrust STI Classic  Value Income Stock Fund          50,472     7,228,091    9,077,052        ____    (1,848,961)
SunTrust STI Classic  Int'l Equity Fund                  ____         8,808        9,168        ____          (360)
SunTrust STI Classic  Investment Grade Bond Fund          236         9,256       10,074        ____          (818)
Putnam Investments    New Opportunities Fund        3,099,112          ____    5,199,112   3,190,201          ____
Putnam Investments    Investors Fund                2,723,490          ____    5,123,490   4,428,329
Putnam Investments    International Growth          2,834,819          ____    2,834,819   2,269,414          ____

* Transaction (or a series of transactions) during the year ended December 31, 2000 involving an amount in excess of 5% of Plan value at the beginning of the Plan year.

Form 5500-Schedule of Non-Exempt Transactions+ for the Year Ended December 31, 2000

Identity              Relationship Description of                  Purchase    Interest/      Cost of   Current Value
of Party                  to Plan  Transaction                       Price       Rental        Asset        of Asset
The PBSJ Corporation  Company/       The Plan owns                $15,221,344          -    $15,221,344  $ 51,219,212
                      Employer       955,575.4516 shares of
                                     common stock of the
                                     company

The PBSJ Corporation  Company/       The Plan leases a portion         55,613     $1,617         55,613       145,800
                      Employer       of the property known as                  Per Month
                                     the Fort Myers parking
                                     lot to the employer under
                                     an annual lease.

Employees of          Participants   The Plan is owed              3,511,007          ++            -       3,511,007
Participating                        $3,511,007 by
Employers                            participants in various
                                     amounts and maturities at
                                     1% over the commercial
                                     prime rate.

+ Transactions involving plan assets and a party known to be a party-in-interest.
++ Principal and Interest due monthly in varying installments (interest of $366,926 in 2000).

Pursuant to the requirements of the Securities Exchange Act of 1934, The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

The PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust

     By: /s/ Richard A. Wickett
         ----------------------
         Richard A. Wickett
         Chairman


May 15, 2001

                                 EXHIBIT INDEX


Exhibit     Description
-------     -----------

  23        Consent of Independent Accountants (provided electronically)